UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: June 12, 2023

370 Markets LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1602921
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8545 W. Warm Springs Road, Ste A4 #192 Las Vegas, NV
(Full mailing address of principal executive offices)

702.860.9650
(Issuer’s telephone number, including area code)

Various classes of Series Membership Interests
(Title of each class of securities issued pursuant to Regulation A)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report may contain certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.

Item 9. Other Events

On June 12, 2023, 370 Markets LLC, dba Rares (the “Company”) began transferring the underlying assets from each outstanding series of the Company to auction houses for sale of the assets at auction in anticipation of winding up of the operations of the Company. Upon sale of the underlying asset at auction, proceeds from the sale will be distributed to members of the respective series in accordance with the Company’s Operating Agreement. Following such distribution, the series will be dissolved with no further obligation on the part of the members.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 15, 2023.

370 MARKETS, LLC

By:	370 Legacy, Inc., its managing member

By:	/s/ GEROME DAREN SAPP
Chief Executive Officer & Director

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